COMMENTS RECEIVED ON SEPTEMBER 9, 2013

FROM KATHY CHURKO

FIDELITY SUMMER STREET TRUST (File Nos. 811-02737 and 002-58542)

FIDELITY GARRISON STREET TRUST (File Nos. 811-04861 and 033-09148)

FIDELITY MAGELLAN FUND (File Nos. 811-01193 and 002-21461)

FIDELITY COMMONWEALTH TRUST II (File Nos. 811-02546 and 002-52322)

FIDELITY CONCORD STREET TRUST (File Nos. 811-05251 and 033-15983)

FIDELITY MUNICIPAL TRUST (File Nos. 811-02628 and 002-55725)

FIDELITY MUNICIPAL TRUST II (File Nos. 811-06454 and 033-43986)

FIDELITY NEW YORK MUNICIPAL TRUST II (File Nos. 811-06398 and 033-42943)

FIDELITY NEW YORK MUNICIPAL TRUST (File Nos. 811-03723 and 002-83295)

FIDELITY CONTRAFUND (File Nos. 811-01400 and 002-25235)

FIDELITY COLCHESTER STREET TRUST (File Nos. 811-03320 and 002-74808)

FIDELITY HEREFORD STREET TRUST (File Nos. 811-07139 and 033-52577)

FIDELITY HANOVER STREET TRUST (File Nos. 811-03466 and 811-03466)

FIDELITY PHILLIPS STREET TRUST (File Nos. 811-02890 and 002-63350)

FIDELITY HASTINGS STREET TRUST (File Nos. 811-00215 and 002-11517)

FIDELITY DESTINY PORTFOLIOS (File Nos. 811-01796 and 002-34099)

FIDELITY FINANCIAL TRUST (File Nos. 811-03587 and 002-79910)

FIDELITY SECURITIES FUND (File Nos. 811-04118 and 002-93601)

FIDELITY INVESTMENT TRUST (File Nos. 811-04008 and 002-90649)

1. All funds (Form N-CSR Filings)

C: The Staff requested we disclose any amendments to the code of ethics during the period.

R: We confirm that, for each fund, there were no amendments to the code of ethics filed as an exhibit to its Form N-CSR filing that relate to the elements enumerated in paragraph (b) of Item 2 of Form N-CSR during the period covered by the report.

2. All funds (Form N-CSR Filings)

C: For all funds audited by PricewaterhouseCoopers LLP, the Staff requested an explanation of why non-audit services were not pre-approved. The Staff noted the increase in cost for non-audit services was significant from one year to the next.

R: With respect to each fund, the fees for non-audit services that were not pre-approved were for services performed by PwC that did not relate to the operations or financial reporting of the fund. Services that relate directly to the operations and financial reporting of a fund and that are rendered on behalf of Fidelity Management & Research Company ("FMR") and entities controlling, controlled by, or under common control with FMR (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser) that provide ongoing services to the Fidelity funds ("Fund Service Providers") are required to be pre-approved by the fund's Audit Committee. Non-audit services provided by a fund audit firm to a Fund Service Provider that do not relate directly to the operations and financial reporting of a Fidelity fund are reported to the Audit Committee on a periodic basis.

Summer Street Trust, Garrison Street Trust, Magellan Fund, Commonwealth Trust II, Concord Street Trust, Municipal Trust II, Municipal Trust, NY Municipal Trust II, NY Municipal Trust, Contrafund, Colchester Street Trust, Hereford Street Trust, Hanover Street Trust, Phillips Street Trust, Hastings Street Trust, Destiny Portfolios, Financial Trust, Securities Fund, Investment Trust

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3. All funds (Form N-CSR Filings)

C: The Staff called to our attention that future guidance regarding derivatives is forthcoming with respect to Release No. IC-29776.

R: Noted.

4. Fidelity Global High Income Fund and Spartan 500 Index Fund (Form N-CSR Filings)

C: The Staff noted that soft dollar payments and custody credits should be separated in the Statement of Operations.

R: Soft dollar payments and custody credits are included in the "Expense reductions" line-item in the Statement of Operations. Each amount that comprises the "Expense reductions" line-item, including any soft dollar payments and custody credits, is separately disclosed in the "Expense Reductions" Note to Financial Statements.

5. Fidelity Fifty Fund (Form N-CSR Filings)

C: The Staff noted that some of the securities lending fees are included with accounting fees. The Staff requested we disclose the income earned net of securities lending fees and explain if total income or income is net of fees.

R: Security lending income, net of rebates paid to borrowers and lending agent fees associated with the loan, is disclosed in the "Security Lending" Note to Financial Statements. "Accounting and security lending fees" disclosed on the Statement of Operations include fees paid to the accounting service agent for administering the security lending program. These fees are not included in security lending income.

6. All funds (Form N-CSR Filings)

C: The Staff requested we disclose the number of shares issued and outstanding in the Statement of Assets and Liabilities.

R: Shares issued and outstanding are disclosed parenthetically in either the "Net Asset Value" or "Calculation of Maximum Offering Price" section in the Statement of Assets and Liabilities for single-class and multiple-class funds, respectively. Shares authorized are disclosed in the "Organization" Note to Financial Statements.

7. Fidelity Global High Income Fund, Fidelity Floating Rate High Income Fund, Spartan 500 Index Fund, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Fidelity Emerging Markets Discovery Fund, Fidelity Series International Growth Fund, Fidelity Total Emerging Markets Fund (Form N-CSR Filings)

C: The Staff noted the Statement of Assets and Liabilities reflects receivables from the investment adviser for expense reductions. The Staff noted this amount is in excess of one months management fee reimbursement and requested an explanation of the process and for us to indicate the date the amounts were settled.

R: Reimbursements for expense reductions are not limited to management fees. The funds' adviser has agreements in place to reimburse the funds to the extent annual operating expenses exceed a predetermined level of average net assets. Some expenses (e.g., interest expense, commitment fees) are excluded from these reimbursements. Reimbursement amounts are accrued daily and normally paid monthly, within the first ten business days of the month. The "Receivable from investment adviser for expense reductions" line-item in the Statement of Assets and Liabilities represents reimbursements accrued in the last month of the reporting period. At times, the adviser may also reimburse a fund for other reasons, such as operational errors or as-of adjustments. In these instances, reimbursements are accrued when estimable and paid when actual amounts are known.

For Fidelity Series Floating Rate High Income Fund and Fidelity Series International Growth Fund, there was no "Receivable from investment adviser for expense reductions" line-item in the Statement of Assets and Liabilities as of 9/30/12 and 10/31/12, respectively.

Summer Street Trust, Garrison Street Trust, Magellan Fund, Commonwealth Trust II, Concord Street Trust, Municipal Trust II, Municipal Trust, NY Municipal Trust II, NY Municipal Trust, Contrafund, Colchester Street Trust, Hereford Street Trust, Hanover Street Trust, Phillips Street Trust, Hastings Street Trust, Destiny Portfolios, Financial Trust, Securities Fund, Investment Trust

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8. All funds (Form N-CSR Filings)

C: The Staff requested we disclose in the Note on the Committed Line of Credit the amount of commitment fees paid by the fund, if any.

R: Commitment fees paid by the fund, if any, are disclosed in the "Committed Line of Credit" Note to Financial Statements. For Fidelity Global High Income Fund, no commitment fees were paid by the fund during the period ended 4/30/12 as the fund was not eligible to participate in the Line of Credit until 3/31/12.

9. Fidelity Commodity Strategy Central Fund (Form N-CSR Filings)

C: The Staff raised a number of questions about the Cayman subsidiary.

R: As previously discussed with the Staff in connection with registration statement filings for the fund, the fund's wholly-owned Cayman subsidiary ( the "Subsidiary") is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. In the case of Commodity Strategy Central Fund, the Subsidiary allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). Commodity Strategy Central's Subsidiary is treated like the wholly-owned Cayman subsidiaries of other Fidelity funds with respect to look-through compliance monitoring for 1940 Act purposes and financial statement consolidation. As noted in the fund's registration statement disclosure, the fund is limited to investing 25% of its assets in the Subsidiary. Fidelity's no-action letter regarding consolidation of the financial statements of a fund and its wholly-owned subsidiary is available upon request. Other compliance- and operations-related matters related to Fidelity fund wholly-owned Cayman subsidiaries have previously been discussed with the Staff. We respond to specific comments below:

a. Compliance with Section 8 & 18:
The fund typically looks through the Subsidiary, and aggregates the Subsidiary's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the Subsidiary level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act.

b. Compliance with Section 15:
The fund complies with Section 15. The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act.

c. Noted that investment advisory contracts are material and should be filed in registration statement:
The Subsidiary's advisory contract is between its adviser and the subsidiary. The contract is not a material contract with respect to the fund's shareholders and therefore we do not believe it needs to be filed with the fund's registration statement.

d. Confirm CFC complies with Section 17 - identify the custodian of the CFC:
As previously noted (see 9(a) above), the fund typically looks through the Subsidiary, and aggregates the Subsidiary's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. The CFC has the same custodian as the fund (JPMorgan Chase Bank).

e. Disclose CFC strategies/risks as risks of the fund - Should reflect aggregate operations of the fund and CFC:
We confirm that in the fund's registration statement we have disclosed the strategies and risks associated with the Subsidiary as strategies and risks associated with investing in the fund.

f. CFC expenses in the fund fee table in the prospectus:
We confirm that the expenses associated with the Subsidiary are separately identified in the fund's prospectus fee table.

g. Service of process agreements are in place:
Confirmed.

h. Inspection of books and records by the Staff:
As indicated in the Subsidiary's Appointment of Agent for Service of Process, "The [Subsidiary] undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, all books and records with respect to the [Subsidiary]."

i. CFC's Board will sign registration statement:
The Subsidiary is not required to execute the Registrant's post effective amendments to its registration statement. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of Commodity Strategy Central Fund's securities.

Summer Street Trust, Garrison Street Trust, Magellan Fund, Commonwealth Trust II, Concord Street Trust, Municipal Trust II, Municipal Trust, NY Municipal Trust II, NY Municipal Trust, Contrafund, Colchester Street Trust, Hereford Street Trust, Hanover Street Trust, Phillips Street Trust, Hastings Street Trust, Destiny Portfolios, Financial Trust, Securities Fund, Investment Trust

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10. Fidelity Emerging Markets Debt Central Fund (Form N-CSR Filings)

C: The Staff noted that the Note on Investment Valuation does not include sensitivity of income.

R: ASC 820, Fair Value Measurement, requires that sensitivity disclosure for level 3 securities be provided if the unobservable inputs are developed by the reporting entity. In addition, the fund applies a threshold in determining when to include sensitivity disclosure. The total market value of level 3 securities held by the Emerging Markets Debt Central Fund that used internally developed inputs did not meet the established threshold for sensitivity disclosure.

11. Fidelity Emerging Markets Debt Central Fund (Form N-CSR Filings)

C: The Staff noted a footnote to the Schedule of Investments and questioned what percentage was illiquid.

R: Illiquid securities as a percentage of total net assets as-of 6/30/12 and 12/31/12 were 7.45% and 10.61%, respectively.

Summer Street Trust, Garrison Street Trust, Magellan Fund, Commonwealth Trust II, Concord Street Trust, Municipal Trust II, Municipal Trust, NY Municipal Trust II, NY Municipal Trust, Contrafund, Colchester Street Trust, Hereford Street Trust, Hanover Street Trust, Phillips Street Trust, Hastings Street Trust, Destiny Portfolios, Financial Trust, Securities Fund, Investment Trust

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12. Fidelity Advisor Diversified Stock Fund (Form N-CSR Filings)

C: The Staff requested an explanation of why appreciation is an expense of the fund in the Statement of Operations.

R: Under a previous deferred compensation plan, independent trustees could elect to defer a portion of their compensation, and deferred amounts were invested in a cross-section of Fidelity funds. The remaining balances under this plan are marked-to-market and remain in the fund until distributed in accordance with the Plan. The "Appreciation in deferred trustee compensation account" line item on the Statement of Operations represents the increase in the compensation payable to the trustees resulting from the change in market value of the deferred investments over the 12 month period.

13. Fidelity OTC Portfolio and Fidelity Small Cap Growth Fund (Form N-CSR Filings)

C: The Staff noted that portfolio turnover was greater than 100% for multiple periods. The Staff requested we add a related risk to the pro and explain the risk of higher portfolio turnover.

R: We believe each fund's principal risks are currently disclosed in the funds' registration statements and accordingly do not propose to add disclosure. In addition, we call the Staff's attention to the disclosure on portfolio turnover included in the "Fund Summary" section for each fund in response to Item 3 of Form N-1A.

14. All funds

Tandy Representations (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.